Exhibit 1.01

The TJX Companies, Inc.

Conflict Minerals Report for the reporting period

from January 1, 2016 to December 31, 2016

Introduction

Under the Securities Exchange Act of 1934, Rule 13p-1 and Form SD (collectively, the Rule), public companies are required to report certain information when they manufacture or contract to manufacture products where specified minerals, defined as conflict minerals, are determined to be necessary to the functionality or production of those products. These minerals, which also are often referred to as 3TG, are columbite-tantalite (coltan), cassiterite and wolframite (including their derivatives, which for the purpose of the Rule are tin, tantalum and tungsten) and gold. Companies are required to perform an assessment, referred to as a reasonable country of origin inquiry, or RCOI, to determine if the 3TG present in these products originated, or may have originated, in the region covered by the Rule, meaning the Democratic Republic of the Congo (referred to as the DRC) and the adjoining countries, consisting presently of Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia. The Rule also provides that companies must perform additional diligence on the source and chain of custody of 3TG that originated in the DRC or an adjoining country and are not from recycled or scrap sources or that the company has reason to believe may have originated in the DRC or an adjoining country and may not be from recycled or scrap sources.

Overview

The TJX Companies, Inc. (TJX or the Company) is an off-price retailer of apparel and home fashions with over 3,800 stores across three continents in nine countries, offering a rapidly changing assortment of merchandise, including apparel and home fashions. The Company’s strategies to acquire merchandise are intentionally flexible to allow the buying organization to react to frequently changing opportunities and trends in the market and to adjust how and what is acquired as well as when it is acquired.

Product Scoping; Reasonable Country of Origin Inquiry

Products acquired by TJX from the market that TJX does not manufacture or “contract to manufacture” (as described in the Rule) are outside the scope of the Rule and this Report. A portion of the products sold by TJX could be in scope, which, under the Rule and Securities and Exchange Commission guidance, depends on whether a product contains 3TG and the degree of influence exercised by TJX over the materials, parts, ingredients, or components included in the product. The portion of products sold by TJX that it believes could be considered to be in scope under the Rule are referred to in this Report as In-scope Products. In part because of the geographic diversity and changing nature of TJX’s product mix, the In-scope Products reflect a variety of complicated supply chains of many different vendors, with a number of third parties between the original source of any raw materials, the manufacturer, and TJX. TJX does not own or control manufacturing facilities, smelters or mines and believes that it is at least several layers removed from the mining of any minerals from a specific mine and from any smelter or refiner providing minerals for covered products.

For its RCOI, TJX used the management systems contemplated by Step One of the OECD Guidance (defined below) and the vendor engagement process contemplated by Step Two of the OECD Guidance. These steps and the related activities are further discussed below under “Description of Diligence Design and Diligence Performed.”

To determine whether any products might have been sourced from the covered region, TJX used the 2016 major revision of the Conflict Minerals Reporting Template (referred to as the CMRT in this Report) developed by the Conflict-Free Sourcing Initiative, or CFSI, to survey vendors that it believed potentially supplied In-scope Products (referred to in this Report as Covered Vendors) with questions about their 3TG use and supply chain. The Company assessed the responses according to a set of written risk-based evaluation criteria established by the Company relating to the completeness and reliability of the responses. For example, the Company considered a response to be incomplete and to require more information from the vendor if the vendor indicated it sourced only from outside the covered region but did not provide information about its smelters as support for that conclusion or did not provide sufficient information about its internal compliance program and diligence practices to support that conclusion.

The Company was unable to determine the origin of at least a portion of the necessary 3TG in its In-scope Products. It performed additional diligence, as described below.

Description of Diligence Design and Diligence Performed

TJX’s diligence framework was designed to materially conform to the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition), including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (the OECD Guidance). The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. The headings below conform to the headings used in the OECD Guidance for each of the five steps.

Establish strong company management systems

TJX has established a conflict minerals steering committee (the Committee) including the SVP, Chief Risk and Compliance Officer; the SVP, Internal Audit; a VP, Legal; and other representatives from compliance/risk and legal, to implement and oversee its conflict minerals compliance program. The Company also consulted with specialist outside counsel to advise it in connection with its compliance efforts and reporting.

The Committee worked with executives in various functions at the Company, including merchandising, finance, compliance, legal, and internal audit, to review its diligence program and vendor training. Training was done through specific outreach relating to the Company’s 3TG compliance program and as a topic integrated with the Company’s more general established training programs, which included in-person compliance trainings conducted for certain vendors of the Company at various global locations.

The Committee also has developed a policy which, among other things, sets forth TJX’s expectations that its vendors not knowingly source 3TGs in a way that would benefit armed forces in the covered region and that vendors cooperate in the diligence process, including by reaching out to their vendors, as necessary. TJX provides the policy to its vendors through a corporate vendor intranet and contractually requires its vendors to adhere to the policy via its purchase order terms and conditions. TJX does not use its policy to embargo responsible sourcing of 3TGs from the DRC region. The Company’s policy is available to the public on its website in the Responsible Business section of the TJX corporate website, tjx.com.

The policy contains a grievance mechanism relating to issues concerning 3TG, indicating that concerns can be reported to the Company’s Chief Compliance Officer at complianceofficer@tjx.com. Compliance concerns can also be reported through the reporting mechanism in the Associate Global Code of Conduct. The contact information for this mechanism includes contacting the Company’s Chief Compliance Officer at complianceofficer@tjx.com, using the established helpline or other contacts included in the Contacts and Reporting section of the Global Code of Conduct.

Additionally, TJX maintains a company-wide document retention policy, which extends to the documents accumulated in performing due diligence for this Report. The required retention period for such documents is at least five years.

Identify and assess risk in the supply chain

As discussed under “Product Scoping; Reasonable Country of Origin Inquiry,” TJX used a survey process to request supply chain information from the Covered Vendors to assess the sourcing of its products. TJX used the CMRT and, to the extent required, made multiple follow-up requests to work to obtain complete and reliable responses from the Covered Vendors. TJX also provided supplementary instructional materials to help vendors understand and complete the CMRT, as well as to understand the Company’s conflict minerals policy. As part of this process, TJX communicated its expectations that vendors cooperate with the Company’s compliance efforts and, as necessary, reach out to third parties within their own supply chains to collect relevant information.

TJX evaluated the information provided by each vendor determined to be in scope. If the other information provided was determined to be complete and reliable under the Company’s established protocol, TJX reviewed the vendor’s smelter and refiner information. TJX compared smelters and refiners identified in the Covered Vendors’ responses against lists of facilities certified as Compliant (as defined below) or the equivalent, primarily by the Conflict-Free Smelter Program, or CFSP, and also the Responsible Jewellery Council and the London Bullion Market Association, to help isolate unique, identifiable smelters and to determine if the vendors’ minerals were sourced from mines that did not benefit armed groups in the covered region. If the information provided by a vendor was determined to be incomplete or unreliable under the Company’s protocol, TJX considered the information insufficient for a reliable evaluation of that vendor’s 3TG supply chain.

Design and implement a strategy to respond to identified risks

Using the assessment protocol described above, TJX categorized the responses to identify Covered Vendors who provided responses that were deemed insufficient for a reliable analysis, including because they provided incomplete information. To mitigate sourcing risk, TJX engaged in the vendor communications and follow-up process described above. The committee briefed representatives of TJX management on its findings and risk assessment.

In addition, to the extent that identified smelters and refiners are not listed as Compliant, the Company, through its participation in and support of the CFSI, seeks to encourage these smelters and refiners to become Compliant. The Company also utilizes information provided by the CFSI to its members to monitor smelter and refiner improvement.

Carry out independent third-party audits of supply chain due diligence at identified points in the supply chain

In connection with its due diligence, the Company utilized and relied on information made available by the CFSI concerning independent third-party audits of smelters and refiners to assess smelter and refiner due diligence and to determine whether smelters and refiners are Compliant. Due to its position in the supply chain, the Company does not directly audit smelters and refiners. However, it supports independent third-party audits through its continued membership in the CFSI.

Report on supply chain due diligence

The Company prepared and filed a Form SD and this Report to publicly report the results of its supply chain due diligence, and it does so on an annual basis.

In-Scope Products and Results of Diligence

The Company determined that a portion of its products in apparel, including jewelry, and home fashions, could be considered to be in-scope under the Rule.

Through the RCOI and due diligence processes described above on the Company’s Covered vendors, the Company compiled a list of 46 validated smelters and refiners identified by the vendors, meaning the smelter or refiner was included on the CFSI’s Smelter Reference List. Of those 46 validated smelters and refiners, 37 were listed as Compliant and 2 were listed as Active (as defined below) by CFSI, in each case as of May 8, 2017. A list of the identified smelters and refiners that were identified by the Covered Vendors, together with the compliance status and country of origin information, can be found in Appendix A.

Most of the covered vendors reviewed in the diligence process reported their information at a company level rather than at a product level. It was not feasible for the Company to connect identified smelters and refiners that were used to process 3TG with specific covered products.

Additional Risk Mitigation Efforts

The Company expects to take additional steps to refine its 3TG compliance program and enhance its due diligence measures for 2017 to further mitigate the risk that the 3TG in its covered products may support armed groups in the covered region. These steps include, among others:

•	Continuing to work to increase the response rate for the next reporting cycle;

•	Engaging in a more targeted way with vendors, to improve the quality of responses overall;

•	Reminding vendors of the requirements under the Rule and the Company’s policy, including its expectations that all covered vendors cooperate with its diligence efforts; and

•	Continuing to refine its written Conflict Minerals Review and Action Plan and the protocols to effect this Plan.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Conflict Minerals Report contains “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently subject to risks, uncertainties and potentially inaccurate assumptions. Such statements give the Company’s current expectations or forecasts of future events; they do not relate strictly to historical or current facts. TJX has generally identified such statements by using words indicative of the future such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking forward,” “may,” “plan,” “potential,” “project,” “should,” “target,” “will” and “would” or any variations of these words or other words with similar meanings. All statements that address activities, events or developments that TJX intends, expects or believes may occur in the future are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. These “forward-looking statements” may relate to such matters as the Company’s future actions and results and the outcome of diligence efforts.

The Company cannot guarantee that the results and other expectations expressed, anticipated or implied in any forward-looking statement will be realized. The risks set forth under Item 1A of the Form 10-K filed with the Securities and Exchange Commission on March 28, 2017 describe major risks to TJX’s business. A variety of factors including these risks could cause actual results and other expectations to differ materially from the anticipated results or other expectations expressed, anticipated or implied in the Company’s forward-looking statements. If known or unknown risks materialize, or if underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated or projected in the forward-looking statements. You should bear this in mind as you consider forward-looking statements.

The Company’s forward-looking statements speak only as of the dates on which they are made, and the Company does not undertake any obligation to update any forward-looking statement, whether to reflect new information, future events or otherwise. You are advised, however, to consult any further disclosures TJX may make in future reports to the Securities and Exchange Commission, on the Company’s website, or otherwise.

Appendix A

List of Identified Smelters and Refiners; Country of Origin Information

Smelter	Smelter Country	CFSI Compliant
Gold Smelters
Advanced Chemical Company	UNITED STATES OF AMERICA	Yes
Argor-Heraeus S.A.	SWITZERLAND	Yes
Asahi Refining Canada Ltd.	CANADA	Yes
Asahi Refining USA Inc.	UNITED STATES OF AMERICA	Yes
Chimet S.p.A.	ITALY	Yes
Elemetal Refining, LLC	UNITED STATES OF AMERICA	No
Guangdong Jinding Gold Limited	CHINA	No
Heraeus Ltd. Hong Kong	CHINA	Yes
Kaloti Precious Metals	UNITED ARAB EMIRATES	No
Korea Zinc Co., Ltd.	KOREA (REPUBLIC OF)	Yes
Metalor Technologies (Hong Kong) Ltd.	CHINA	Yes
Metalor Technologies S.A.	SWITZERLAND	Yes
Metalor USA Refining Corporation	UNITED STATES OF AMERICA	Yes
Mitsubishi Materials Corporation	JAPAN	Yes
Mitsui Mining and Smelting Co., Ltd.	JAPAN	Yes
PAMP S.A.	SWITZERLAND	Yes
PT Aneka Tambang (Persero) TBK	Indonesia	Yes
Rand Refinery (Pty) Ltd.	SOUTH AFRICA	Yes
Republic Metals Corporation	UNITED STATES OF AMERICA	Yes
So Accurate Group, Inc.	UNITED STATES OF AMERICA	No
Sumitomo Metal Mining Co., Ltd.	JAPAN	Yes
Valcambi S.A.	SWITZERLAND	Yes
Zhaojin Mining Industry Co., Ltd.	CHINA	Yes

Tin Smelters

Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	CHINA	Yes
Elmet S.L.U. (Metallo Group)	SPAIN	No
EM Vinto	BOLIVIA (PLURINATIONAL STATE OF)	Yes
Gejiu Non-Ferrous Metal Processing Co., Ltd.	CHINA	Yes
Jiangxi Ketai Advanced Material Co., Ltd.	CHINA	Yes
Malaysia Smelting Corporation (MSC)	MALAYSIA	Yes
Metallo-Chimique N.V.	BELGIUM	No
Mineração Taboca S.A.	BRAZIL	Yes
Nankang Nanshan Tin Manufactory Co., Ltd.	CHINA	Active
PT ATD Makmur Mandiri Jaya	INDONESIA	Yes
PT Bangka Tin Industry	INDONESIA	Yes
PT Belitung Industri Sejahtera	INDONESIA	Yes
PT Bukit Timah	INDONESIA	Yes
PT Mitra Stania Prima	INDONESIA	Yes
PT Refined Bangka Tin	INDONESIA	Yes
PT Sariwiguna Binasentosa	INDONESIA	Yes
PT Timah (Persero) Tbk Mentok	INDONESIA	Yes
PT Tinindo Inter Nusa	INDONESIA	Yes
PT Wahana Perkit Jaya	INDONESIA	No
Thaisarco	THAILAND	Yes
White Solder Metalurgia e Mineração Ltda.	BRAZIL	Yes
Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CHINA	Active
Yunnan Tin Company Limited	CHINA	Yes

The Company notes the following in connection with the information contained in the foregoing table:

(a)	The smelters and refiners listed in the table were identified by the covered vendors as potentially being part of the Company’s 2016 supply chain. However, not all of the included smelters and refiners may be part of the Company’s supply chain. In addition, the smelters and refiners listed above may not be all of the smelters and refiners in its supply chain, as many covered vendors indicated that they were unable to identify all of the smelters and refiners used to process the necessary 3TG content contained in their products and not all of the covered vendors responded to the Company’s inquiries.

(b)	All compliance status information in the table is as of May 8, 2017.

(c)	“Compliant” means that a smelter or refiner was listed as compliant with the CSFP’s assessment protocols, including through mutual recognition and those indicated as “Re-audit in process.” Included smelters and refiners were not necessarily Compliant for all or part of 2016 and may not continue to be Compliant for any future period.

(d)	“Active” means that the smelter or refiner was listed as having submitted a signed Agreement for the Exchange of Confidential Information and Auditee Agreement contracts to the CFSP or the smelter has agreed to complete a CFSP validation audit within two years of membership issuance by the Tungsten Industry – Council Minerals Council.

(e)	The compliance status and smelter or refiner country location indicated in the table is based on information published by the CFSI, without independent verification by us.

Country of Origin Information

The countries of origin of the 3TG processed by the Compliant smelters and refiners listed in the table above may have included the countries in the categories listed below, based on information made available by the CFSI to its members. The Company has not been able to reliably determine the country of origin of any of the other smelters or refiners listed in the table. The countries below are categorized by risk level.

L1—Countries that are not identified as conflict regions or plausible areas of smuggling or export from the DRC and its nine adjoining countries: Australia, Benin, Bolivia, Brazil, Burkina Faso, Chile, China, Colombia, Ecuador, Eritrea, Ghana, Guatemala, Guinea, Guyana, Honduras, Indonesia, Laos, Malaysia, Mali, Mongolia, Myanmar, Nicaragua, Nigeria, Panama, Peru, Portugal, Russia, Senegal, Thailand, Togo, United States of America, and Vietnam.

L2—Countries that are known or plausible countries for smuggling, export out of region or transit of materials containing 3TG: South Africa.

L3—The covered region: Burundi, Rwanda and Uganda.

DRC—The Democratic Republic of the Congo.

Alternatively, or in addition, some of the Compliant smelters and refiners may have sourced from recycled or scrap sources.